                                                                October 31, 1997


                                   LESI, Inc.
                     Senior Secured Bank Credit Facilities
                               Commitment Letter


Laidlaw Environmental Services, Inc.
LESI, Inc.
1301 Gervais Street
Columbia, South Carolina 29211

Attention: Mr. Kenneth W. Winger
           President and Chief Executive Officer

Ladies and Gentlemen:

         You have advised The Toronto-Dominion Bank ("TD") and TD Securities
(USA), Inc. ("TDSI") that Laidlaw Environmental Services, Inc., a Delaware corporation ("LESI"), through its wholly owned subsidiary LESI, Inc., a Delaware corporation (the "Borrower"), is interested in acquiring (the "Acquisition") an entity you have identified in writing to TD and TDSI (the "Acquired Company"). We understand that the Acquisition would be accomplished by means of either (i) a tender offer followed by a merger between the Acquired Company and a wholly owned subsidiary of the Borrower or (ii) a merger between the Acquired Company and a wholly owned subsidiary of the Borrower. As consideration for the Acquisition, the shareholders of the Acquired Company will receive consideration in the form of cash (in an aggregate amount not exceeding $900,000,000) and common stock of LESI, and after giving effect to the Acquisition, the Acquired Company will be a wholly owned subsidiary of the Borrower. In that connection, you have requested that TDSI agree to structure, arrange and syndicate senior secured credit facilities to be made available to the Borrower in an aggregate amount of up to $1,800,000,000 (the "Facilities") and that TD commit to provide $1,400,000,000 of the Facilities and to serve as administrative agent for the Facilities. The Facilities would be used to finance the Acquisition and related costs and expenses, to refinance and restate the Borrower's existing Credit Agreement, dated as of May 9, 1997 under which Toronto Dominion (Texas), Inc. is General Administrative Agent (the "Existing Credit Agreement"), and to finance the working capital and general corporate needs of the Borrower and its subsidiaries following the Acquisition.

         TDSI is pleased to advise you that it is willing to act as exclusive advisor and arranger for the Facilities.

         Furthermore, TD is pleased to advise you of its commitment to provide $1,400,000,000 of the Facilities upon the terms and subject to the conditions set forth or

Laidlaw Environmental                  -2-                      October 31, 1997
 Services, Inc.


referred to in this commitment letter (the "Commitment Letter") and in the Summary of Terms and Conditions attached hereto as Exhibit A (the "Term Sheet"). Furthermore, TDSI is pleased to advise you that it will use its reasonable best efforts to syndicate the remaining $400,000,000 of the Facilities on the terms and conditions set forth herein and in the Term Sheet (the $1,400,000,000 commitment of TD hereunder being subject to the successful syndication of such remaining $400,000,000).

         It is agreed that TD will act as the sole and exclusive Administrative Agent, and that TDSI will act as the sole and exclusive advisor and arranger, for the Facilities, and each will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Facilities unless you and we shall so agree.

         We intend to syndicate the Facilities (including, in our discretion, all or part of TD's commitment hereunder) to a group of financial institutions (together with TD, the "Lenders") identified by us in consultation with you. TDSI intends to commence syndication efforts to a small group of institutions approved by you promptly upon the execution of this Commitment Letter, and retains the right to commence the general syndication at any time TDSI deems appropriate, provided, that TDSI shall give you at least five business days' prior notice of its intention to commence a general syndication, during which time you have the right to terminate the commitments of TD hereunder. You agree to actively assist TDSI in completing a syndication satisfactory to it. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from the Borrower's existing lending relationships and, to the extent practicable, the existing lending relationships of the Acquired Company, (b) direct contact between senior management and advisors of the Borrower and the proposed Lenders, (c) assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication and (d) the hosting, with TDSI, of one or more meetings of prospective Lenders.

         TDSI will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. To assist TDSI in its syndication efforts, you agree promptly to prepare and provide to TDSI and TD all information with respect to the Borrower, the Acquired Company, the Acquisition and the other transactions contemplated hereby, including all financial information and projections (the "Projections"), as we may reasonably request in

Laidlaw Environmental              -3-                      October 31, 1997
 Services, Inc.


connection with he arrangement and syndication of the Facilities. You hereby represent and covenant that (a) all information other than the Projections (the "Information") that has been or will be made available to TD or TDSI by you or any of your representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to TD or TDSI by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions. You understand that in arranging and syndicating the Facilities we may use and rely on the Information and Projections without independent verification thereof.

     As consideration for TD's commitment hereunder and TDSI's agreement to perform the services described herein, you agree to pay to TD the nonrefundable fees set forth in the Fee Letter dated the date hereof and delivered herewith (the "Fee Letter").

     TD and TDSI shall be entitled, with your consent (which shall not be unreasonably withheld), to change the structure, terms, pricing or amount of, or to eliminate, any of the Facilities if TD and TDSI determine that such changes are advisable in order to ensure a successful syndication or an optimal credit structure and if the aggregate amount of the Facilities shall remain unchanged.

     TD's commitment hereunder and TDSI's agreement to perform the services described herein are subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the business, operations, property, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries, taken as a whole, or the Acquired Company and its subsidiaries taken as a whole, (b) our completion of and satisfaction in all respects with a due diligence investigation of the Borrower and the Acquired Company, (c) our not becoming aware after the date hereof of any information or other matter affecting the Borrower, the Acquired Company, or the transactions contemplated hereby which is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof,
(d) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in our judgment, could materially impair the syndication of the Facilities, (e) our satisfaction that prior to and during the syndication of the Facilities there shall be no compelling offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or any affiliate thereof without prior consultation with and consent of TD and TDSI, (f) the negotiation, execution and delivery on or before March 31, 1998 (or such later date, if any, that may be agreed to by the parties hereto as provided in the Fee Letter) of definitive documentation with respect to the Facilities satisfactory to TD and its

Laidlaw Environmental                 -4-                     October 31, 1997
 Services, Inc.


counsel and (g) the other conditions set forth or referred to in the Term Sheet. The terms and conditions of TD's commitment hereunder and of the Facilities are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of TD, TDSI and the Borrower.

     YOU agree (a) to indemnify and hold harmless TD, TDSI, their affiliates and their respective officers, directors, employees, advisors, and agents (each, and "indemnified person") from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Facilities, the use of the proceeds thereof, the Acquisition or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they arise from the willful misconduct or gross negligence of such indemnified person, and (b) to reimburse TD, TDSI and their affiliates on demand for all out-of-pocked expenses (including due diligence expenses, syndication expenses, consultant's fees and expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Facilities and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any indirect or consequential damages in connection with its activities related to the Facilities.

     This Commitment Letter shall not be assignable by you without the prior written consent of TD and TDSI (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you, TD and TDSI. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be affective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Facilities and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

Laidlaw Environmental                  -5-                      October 31, 1997
 Services, Inc.


         This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, agents and advisors who are directly involved in the consideration of this matter, including parties to the Acquisition, or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), provided, that the foregoing restrictions shall cease to apply (except in respect of the Fee Letter and its terms and substance) after this Commitment Letter has been accepted by you.

         The compensation, reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or TD's commitment hereunder.

         If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter, together with the amounts agreed upon pursuant to the Fee Letter to be payable upon the acceptance hereof, not later than 5:00 p.m., New York City time, on October 31, 1997. TD's commitment and TDSI's agreements herein will expire at such time in the event TD has not received such executed counterparts and such amounts in accordance with the immediately preceding sentence.

Laidlaw Environmental                  -6-                      October 31, 1997
 Services, Inc.


         We are pleased to have been given the opportunity to assist you in connection with this financing.

                                        Very truly yours,

                                        THE TORONTO-DOMINION BANK


                                        By: /s/ Wade C. Jacobson
                                           -------------------------------------
                                           Title: Managing Director

                                        TD SECURITIES (USA) INC.


                                        By: /s/ Wade C. Jacobson
                                           -------------------------------------
                                           Title: Managing Director



Accepted and agreed to
as of the date first
written above by:

LAIDLAW ENVIRONMENTAL SERVICES, INC.

By: /s/
   --------------------------
   Title:

LESI, INC.


By: /s/
   --------------------------
   Title:

                                                                       EXHIBIT A



                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
                                   LESI, INC.


               $1,800,000,000 Senior Secured Bank Credit Facility

                        Summary of Terms and Conditions

                                October 31, 1997

     Laidlaw Environmental Services, Inc., a Delaware corporation ("LESI"), through its wholly owned subsidiary LESI, Inc., a Delaware corporation (the "Borrower"), is interested in acquiring (the "Acquisition") an entity (the "Acquired Company") previously identified in writing to The Toronto-Dominion Bank and TD Securities (USA) Inc. The Acquisition would be accomplished by means of either (i) a tender offer (the "Tender Offer") followed by a merger (the "Back-End Merger") between the Acquired Company and a wholly owned subsidiary of the Borrower or (ii) a merger (the "One Step Merger") between the Acquired Company and a wholly owned subsidiary of the Borrower. As consideration for the Acquisition, the shareholders of the Acquired Company will receive consideration in the form of cash (in an aggregate amount not exceeding $900,000,000) and common stock of LESI, and after giving effect to the Acquisition, the Acquired Company will be a wholly owned subsidiary of the Borrower. This Summary of Terms and Conditions sets forth certain terms and conditions of proposed credit facilities to be used to finance the Acquisition and other purposes, including the refinancing of the Borrower's existing Credit Agreement, dated as of May 9, 1997 under which Toronto Dominion (Texas), Inc. is the General Administrative Agent (the "Existing Credit Agreement").

THE CREDIT FACILITIES:    $1,800,000,000 Senior Secured Credit Facilities
                          composed of four facilities; a $400,000,000 6-year
                          Senior Secured Revolving Credit Facility with a
                          $200,000,000 Letter of Credit sublimit, a $500,000,000
                          6-year Senior Secured Amortizing "A" Term Loan
                          Facility, a $450,000,000 Minimally Amortizing 7-year
                          Senior Secured Term "B" Loan Facility, and a
                          $450,000,000 Minimally Amortized 8-year Senior Secured
                          Term "C" Loan Facility (collectively, the "Credit
                          Facilities"; the Loans thereunder, the "Loans").

BORROWER:                 LESI, Inc., a Delaware corporation (the "Borrower").

ADVISOR AND ARRANGER:     TD Securities (USA) Inc. ("TDSI" or the "Arranger").

ADMINISTRATIVE AGENT:     The Toronto-Dominion Bank ("TD") and/or one of its
                          affiliates (in such capacity, the "Agent").

LENDERS: TD and a syndicate of banks and other financial institutions (collectively, the "Lenders") acceptable to the Borrower and TD.

LETTER OF CREDIT FRONTING          TD or one of its affiliates.
BANK:

CREDIT FACILITIES:                 A)  $400,000,000 Senior Secured Revolving
                                       Working Capital Credit Facility.
                                   B)  $500,000,000 Senior Secured Amortizing
                                       "A" Term Loan Facility.
                                   C)  $450,000,000 Senior Secured Minimally
                                       Amortizing "B" Term Loan Facility.
                                   D)  $450,000,000 Senior Secured Minimally
                                       Amortizing "C" Term Loan Facility.

CLOSING DATE:                      The date on or before March 31, 1998, on
                                   which a Credit Agreement is signed and the conditions to the initial extension of credit thereunder are satisfied.

FINAL MATURITY:                    A,B) Six (6) years from the Closing Date.
                                   C)   Seven (7) years from the Closing Date.
                                   D)   Eight (8) years from the Closing Date.

USE OF PROCEEDS:                   Proceeds from the Credit Facilities may be
                                   used as follows:
                                   (a)  Finance the Acquisition.
                                   (b)  Refinance existing indebtedness of the
                                        Borrower and the Acquired Company,
                                        including indebtedness of the Borrower
                                        under the Existing Credit Agreement.
                                   (c)  Fund certain capital expenditures,
                                        working capital and permitted
                                        acquisitions, as well as transaction
                                        fees and expenses associated with the
                                        Acquisition.
                                   (d)  Provide for up to $200,000,000 of
                                        letters of credit.

GUARANTORS:                        LESI and all material subsidiaries of the
                                   Borrower (the "Guarantors", together
                                   with the Borrower, the "Credit Parties").

COLLATERAL:                        The obligations of each Credit Party in
                                   respect of the Credit Facilities shall be secured by a perfected first priority security interest in all of its tangible and intangible assets including, without limitation, intellectual property, real property (at the sole discretion of the Agent) and all of the capital stock of each of its direct and indirect subsidiaries. If the Acquisition is accomplished by means of the Tender Offer followed by the Back-End
                                   Merger, all stock of the Acquired Company purchased in the Tender Offer will constitute collateral until the Back-End Merger, at which time (i) the surviving corporation of the Back-End Merger will be a wholly owned subsidiary to the Borrower, (ii) 100% of the stock of such surviving corporation will constitute collateral and (iii) all assets of such surviving corporation will constitute collateral. If the Acquisition is accomplished by means of the One Step Merger, 100% of the stock of the surviving corporation of the One Step

                         Merger will constitute collateral and all assets of such surviving corporation will constitute collateral.

 AVAILABILITY:           A)  Commencing on the Closing Date, Loans may be
                             borrowed, repaid and reborrowed from time to time prior to the date which is five years after the Closing Date. Up to $200,000,000 of the commitment amount shall be available for the issuance of letters of credit and $250,000,000 for loans. At no time may the amount of all Loans and letters of credit under the Facility exceed $400,000,000.
                         B)  Available in one borrowing on the Closing Date;
                             provided that if the Acquisition is accomplished by means of the Tender Offer followed by the Back-End Merger, a portion of this Facility will be available on the closing date of the Tender Offer, with the remainder being available on the closing date of the Back-End Merger.
                         C)  Available in one borrowing on the Closing Date;
                             provided that if the Acquisition is accomplished by means of the Tender Offer followed by the Back-End
                             Merger, a portion of this Facility will be available on the closing date of the Tender Offer, with the remainder being available on the closing date of the Back-End Merger.
                         D)  Available in one borrowing on the Closing Date;
                             provided that if the Acquisition is accomplished by means of the Tender Offer followed by the Back-End
                             Merger, a portion of this Facility will be available on the closing date of the Tender Offer, with the remainder being available on the closing date of the Back-End Merger.

MINIMUM DRAWDOWN         A)  Type of     Min. Initial   Additional     Days
AMOUNTS:                     Advance     Draw           Increment      Notice
                             ------------------------------------------------
                             LIBOR       $5,000,000     $1,000,000       3
                             Base Rate   $1,000,000     $  500,000       1

SCHEDULED AMORTIZATION:  A)  N/A.
                         B) The "A" Term Loan Facility shall be payable in each year in quarterly principal installments in annual amounts as follows:

                                                           Annual Principal
                                   Year                             Payment
                                   ----------------------------------------
                                   1998                               $75MM
                                   1999                               $75MM
                                   2000                               $75MM
                                   2001                               $75MM
                                   2002                              $100MM
                                   2003                              $100MM

                          C) The "B" Term Loan Facility shall be payable in each year in quarterly principal installments in annual amounts as follows:

                                   Year           Annual Principal
                                                           Payment
                                   -------------------------------
                                   1998                $  4.5 MM
                                   1999                $  4.5 MM
                                   2000                $  4.5 MM
                                   2001                $  4.5 MM
                                   2002                $  4.5 MM
                                   2003                $  4.5 MM
                                   2004                $423.0 MM

                          D) The "C" Term Loan Facility shall be payable in each year in quarterly principal installments in annual amounts as follows:

                                   Year           Annual Principal
                                                           Payment
                                   -------------------------------
                                   1998                $  4.5 MM
                                   1999                $  4.5 MM
                                   2000                $  4.5 MM
                                   2001                $  4.5 MM
                                   2002                $  4.5 MM
                                   2003                $  4.5 MM
                                   2004                $  4.5 MM
                                   2005                $418.5 MM

OPTIONAL COMMITMENT      The Borrower may terminate the unused portion of the
REDUCTION:               Revolving Credit Facility Commitment in amounts of at
                         least $5,000,000 (and in increments of $1,000,000 in excess thereof) at any time on three business days' irrevocable written notice without penalty. Such reductions shall be permanent.

MANDATORY COMMITMENT
REDUCTIONS/PREPAYMENT:   The Borrower shall prepay the "A" Term Loan Facility,
                         the "B" Term Loan Facility and the "C" Term Loan
                         Facility in amounts equal to the following:

                         (a) 100% of net proceeds from permitted asset sales and sale/leasebacks.
                         (b) 50% of the net cash proceeds from any equity issuance of the Borrower or LESI, including proceeds from the exercise of warrants, excluding those warrants attached to LESI's 5% Convertible Subordinated Debenture due 2009 and excluding common stock of LESI issued as a part of the consideration for the Acquisition.
                         (c) 100% of the net cash proceeds form issuance of debt of the Borrower or LESI.
                         (d)  75% of the Excess Cash Flow, if any.

                         Mandatory prepayments shall be applied, on a pro rata basis, to prepay installments of the "A" Term Loan Facility, the "B" Term Loan Facility and the "C" Term Loan Facility over the remaining maturities. If there are no outstandings under the "A" Term Loan Facility, the "B" Term Loan Facility and the "C" Term Loan Facility, mandatory prepayments shall permanently reduce availability and outstandings under the Revolving Credit Facility. Notwithstanding the foregoing, mandatory prepayments shall not be required to reduce letters of credit issued under the Revolving Credit Facility.

                         Such reductions shall be permanent.

OPTIONAL PREPAYMENTS:    At its option, the Borrower may prepay Loans under the
                         Credit Facility in amounts of at least $3,000,000, without premium or penalty; however, prepayments of borrowings must be accompanied by payments of all breakage costs and funding losses, if any.

RATES OF INTEREST:       At the Borrower's option, Loans shall bear interest at
                         a rate per annum equal to either:

                         (a)  Alternate Base Rate plus Applicable Margin; or
                         (b)  Eurodollar Rate plus Applicable Margin.

                         The Alternate Base Rate is defined as the higher of (i) the applicable prime rate of TD and (ii) the Federal Funds rate + 1/2 of 1%.

                         The Eurodollar Rate shall be the London Interbank Offered Rate ("LIBOR") as determined by TD for the respective interest period.

                         Applicable Margin for Revolving Credit Facility and "A" Term Loan Facility:

                         The Applicable Margin shall be determined by reference to the Total Leverage Ratio as set forth below:

                         Total Leverage      Base Rate      LIBOR
                         Ratio               Margin         Margin
                         -----------------------------------------
                         >=4.00x <4.50x       137.5          237.5
                         >=3.50x <4,00x       125.0          225.0
                         >=3.25X <3.50x       100.0          200.0
                         >=3.00x <3.25x        87.5          187.5
                         >=2.50x <3.00x        50.0          150.0
                         >=2.00x <2.50x        12.5          112.5
                         >=1.50x <2.00x         0.0           87.5
                         <1.50x                 0.0           62.5

                         Notwithstanding the foregoing, the Applicable Margins on the Revolving Credit Facility and the "A" Term Loan Facility shall be at least 2.25% for LIBOR Loans and at least 1.25% for Base Rate Loans during the fist six months following the Closing Date.

                         Applicable Margin for "B" Term Loan Facility:
                              LIBOR Margin:  262.5
                              Base Rate Margin:   162.5
                              The LIBOR or Base Rate Margin will decrease by 25 bps if the Total Leverage Ratio declines below 3.0x, but in no event will such decrease occur prior to twelve months after the Closing date.

                         Applicable Margin for "C" Term Loan Facility:
                              LIBOR Margin   287.5
                              Base Rate Margin    187.5
                              The LIBOR or Base Rate Margin will decrease by 25 bps (if the Total Leverage Ratio declines below 3.0x, but in no event will such decrease occur prior to twelve months after the Closing Date.

DEFAULT RATE:            During the continuance of a payment default, all
                         Applicable Margins shall increase by 2.00% per annum.

INTEREST PERIODS:        Interest periods for LIBOR Loans shall be, at the
                         Borrower's option, one, two, three or six months (and nine and twelve months if available).

INTEREST PAYMENT DATES:  Interest on LIBOR Loans shall be payable at the end of each applicable Interest Period or every 90 days, if earlier. Interest on Base Rate Loans shall be payable quarterly in arrears.

LETTER OF CREDIT FEES:   Letter of Credit Fees shall accrue at a rate per annum
                         equal to the Applicable LIBOR Margin for the Revolving
                         Credit Facility and the "A" Term Loan Facility in effect from time to time. Letter of Credit Fees shall be payable quarterly in arrears calculated on the basis of a 360-day year. TD shall retain 0.25% of the Letter of Credit Fee as a fronting fee.

COMMITMENT FEES:

                         Total Leverage         Commitment
                         Ratio                         Fee
                         ---------------------------------
                         >=4.00x <4.50x               50.0
                         >=3.50x <4.00x               50.0
                         >=3.00x <3.50x               37.5
                         >=2.50x <3.00x               37.5
                         >=2.00x <2.50x               25.0

                              >= 1.50x < 2.00x              25.0
                              < 1.500x                      15.0

                         Commitment fees are calculated on the unused portion of the Revolving Credit Facility and are payable quarterly in arrears. If the Acquisition is to be accomplished by means of the Tender Offer followed by the Back-End Merger, commitment fees will be payable on the portions of the "A" Term Loan Facility, the "B" Term Loan Facility and the "C" Term Loan Facility not drawn on the Closing Date, and will accrue until the closing date of the Back-End Merger.


INCREASED COSTS/CHANGE
CIRCUMSTANCE:            The Credit Agreement governing the Credit Facilities
                         shall include standard protective provisions for such matters as unavailablity of funding, increased costs, funding losses, capital adequacy requirements, illegality and withholding taxes.

CONDITIONS PRECEDENT:    Customary for the type of transaction proposed, and
                         others to be reasonably specified by the Agent including, without limitation, the following:

                         (a) Execution and delivery of a satisfactory credit agreement (the "Credit Agreement") and satisfactory security, guarantee, and other related documentation embodying the structure, terms and conditions contained herein (together with the Credit Agreement, the "Credit Documentation").
                         (b) The Agent shall have satisfactorily completed a due diligence review of (i) the assets, liabilites, business, operations, conditions, prospects and environmental condition and litigation of the Borrower and the Acquired Company and (ii) the legal and tax issues regarding the proposed security for the Credit Facilities. Included in this review will be an environmental audit in respect of facilities owned or operated by the Acquired Company and the Borrower to be performed by a third party satisfactory to the Agent, of a scope deemed necessary by the Agent for a business fo this type.
                         (c) Prior or contemporaneous repayment in full of all amounts outstanding in respect of existing debt of the Borrower and the Acquired Company, including letters of credit, other than permitted debt and permitted assumed debt (to be defined in the Credit Agreement). On the Closing Date, the Existing Credit Agreement will be amended and restated by the Credit Agreement, and all amounts outstanding under the Existing Credit Agreement will be repaid in full and refinanced with borrowings under the Credit Agreement.

                          (d) The Borrower and the Acquired Company shall have entered into definitive documentation providing for the Acquisition, which shall be satisfactory in form and substance to the Lenders; no material provision of such documentation shall have been amended, waived or otherwise modified without the consent of the Lenders; the Board of Directors of the Acquired Company shall have approved the Acquisition and shall not have withdrawn such approval; and all required actions shall have been taken so that the provisions of Section
                               180.1141 of the Wisconsin Business Corporation Law shall be inapplicable to the Acquisition, and so that any preferred stock purchase rights or other "poison pill" arrangements shall not have become, and shall not become, exercisable.
                          (e)  On the Closing Date (i) if the Acquisition is to
                               be accomplished by means of the Tender Offer
                               followed by the Back-End Merger, the Borrower shall have acquired pursuant to the Tender Offer at least the minimum number of shares required to effect the Back-End Merger and (ii) if the Acquisition is to be accomplished by means of the One Step Merger, the One Step Merger shall have been consummated and after giving effect thereto the surviving corporation of such transaction shall be a wholly owned subsidiary of the Borrower. The Lenders shall be satisfied that the Acquisition and the financing thereof do not violate Regulations G, T, U, or X of the Board of Governors of the Federal Reserve System.
                          (f) All documents and materials filed publicly by the Borrower, LESI or the Acquired Company in connection with the Acquisition shall have been furnished to the Agent and shall be reasonably satisfactory to the Agent.
                          (g) All necessary or required governmental and third party consents and approvals (including Hart-Scott-Rodino clearance) in connection with the Acquisition and the financing contemplated hereby shall have been obtained and shall be in full force and effect. There shall be in effect no injunction or other prohibition on the Acquisition or the financing contemplated hereby, and no litigation or proceeding pending or threatened which seeks to enjoin the Acquisition or the other transactions contemplated hereby or which could reasonably be expected to have a material adverse effect on the Borrower and its subsidiaries taken as a whole.
                          (h) Review of and reasonable satisfaction by the Agent and its counsel with the Borrower's existing and proposed capital structure (both debt and equity) and corporate structure and all other matters relating to the financial and operating condition of the Borrower and the Acquired Company and its subsidiaries, including unaudited consolidating financial statements, and with the terms and provisions of the Borrower's and the Acquired Company's material contracts.
                          (i) The Lenders shall have received perfected security interests and guarantees as contemplated under "Guarantors" and "Collateral" above, together with evidence satisfactory that all necessary or appropriate actions have been taken and/or obtained in connection with the creation and perfection of such security interest, and the Agent shall be satisfied with the tax, legal and environmental liability implications, if any, of the same. In general, security interests will not be created in real property interests of the Borrower and its subsidiaries, except as required by the Agent.
                          (j) In the reasonable and good faith determination of the Agent, there shall have been no material adverse change in the business, assets, financial condition, operations or prospects of the Borrower or the Acquired Company or any of their subsidiaries.
                          (k) Receipt of corporate resolutions, corporate documents, closing certificates, opinions of counsel, etc. customary for the type of transaction proposed, to the reasonable satisfaction of the Agent and its counsel.
                          (l)  Receipt by the Lenders of a solvency certificate
                               from an authorized financial officer of the
                               Borrower upon the consummation of the
                               Acquisition, reasonably acceptable in form, scope and substance to the Agent and its counsel.
                          (m) All representations and warranties in the Credit Documentation shall be true and correct, and no Default or Event of Default shall be in existence.

REPRESENTATIONS AND
WARRANTIES:               Customary for the type of transaction proposed and
                          others to be reasonably specified by the Agent
                          (applicable, as appropriate, to the Borrower, the Acquired Company and their respective subsidiaries), including, without limitation:

                          (a)  Due organization and authorization for
                               contemplated transactions.
                          (b) The Borrower and its subsidiaries are in substantial compliance with all relevant laws, including environmental laws and ERISA provisions. The transaction will not violate any laws, including margin regulations.
                          (c) Absence of material adverse litigation or arbitration with respect to the Borrower, the Acquired Company or any of their subsidiaries.
                          (d) Possession of all material permits, licenses, trademarks, and other intangibles necessary to conduct business.

                         (e)  Absence of default.
                         (f)  No material adverse change in financial
                              condition, business, affairs or properties of the Borrower and its subsidiaries or the Acquired Company and its subsidiaries.
                         (g) Fair presentation of financial statements of the Borrower and all its subsidiaries.
                         (h)  Solvency of the Borrower and its subsidiaries.
                         (i)  Accuracy of disclosure.
                         (j)  Security documents.

Affirmative Covenants:   Customary for the type of transactions proposed
                         and others to be reasonably specified by the Agent, including, without limitation, the following:

                         (a)  Maintenance of corporate existence and
                              qualifications, compliance in all material respects with all applicable legal requirements (including environmental laws), and maintenance of material privileges, permits, licenses and other rights necessary to conduct business as presently conducted.
                         (b) Delivery of quarterly unaudited and annual audited consolidated financial statements of the Borrower and its subsidiaries together with an officer's certificate demonstrating compliance with the financial covenants and a certificate of no default.
                         (c) Delivery of financial projections and budgets as mutually agreed upon.
                         (d)  Maintenance of insurance.
                         (e) The Agent, at its discretion, shall have the right to inspect the facilities and records of the Borrower.
                         (f) While the Borrower's Leverage Ratio is greater than 2.5:1.0, Laidlaw, Inc. shall retain at least a 20% equity interest in the Borrower, and, in any case, at all times there shall be at least one member of the Board of Directors of the Borrower who is a designee of Laidlaw, Inc. and Laidlaw, Inc. shall remain a primary shareholder of LESL.
                         (g) The Agent and the banks shall approve the environmental and financial condition of a company, business or asset acquired by the Borrower if the operation of such company, business or asset requires a hazardous waste permit issued by the applicable State environmental authority.
                         (h) If the Acquisition is accomplished by means of the Tender Offer followed by the Back-End Merger, the Borrower will covenant to consummate the Back-End Merger as promptly as practicable, and in any event within 60 days after the Closing Date.

                          (i)  The Borrower shall obtain interest rate
                               protection satisfactory to the Agent in respect of at least 40% of its floating rate debt for a period of at least 2 years.

NEGATIVE COVENANTS:       Customary for the type of transaction proposed and
                          others to be mutually agreed upon by the Borrower and the Agent, including, without limitation, the following:

                          (a) Limitations on intercompany debt, with exceptions to be negotiated.
                          (b) Restrictions on the incurrence of liens or other encumbrances on the assets of the Borrower and its Subsidiaries, subject to mutually agreed upon categories of permitted liens and encumbrances.
                          (c) Restrictions on the sale of assets or similar transfers, other than those made in the ordinary course of business.
                          (d) Restrictions on acquisitions and investments (with a basket of $100,000,000 during the term of the Facility).
                          (e)  Prohibition on the payment of dividends.
                          (f)  Restrictions on the repurchase of capital stock.
                          (g)  Restrictions on guarantees of debt.
                          (h) Restrictions on mergers and other fundamental changes.
                          (i)  Restrictions on changes in lines of business.
                          (j) Restrictions on optional prepayments and amendments of debt instruments.
                          (k) Restrictions on negative pledge clauses and similar restrictions.

FINANCIAL COVENANTS:      Customary for the type of transaction proposed
                          and others to be reasonably specified by the Agent including, without limitation, as set forth below (final financial covenant levels subject to negotiation):

                                    (a)  Total Leverage Ratio shall not at any
                                         time exceed the following:

                                         1998           4.50x
                                         1999           3.75x
                                         2000           3.25x
                                         2001           2.75x
                                         2002           2.50x
                                         2003+          2.00x

                         (b) Fixed Charge Coverage Test shall be a minimum of the following:

                              1998           1.25x
                              1999           1.25x
                              2000           1.50x
                              2001           1.50x
                              2002           1.50x
                              2003+          1.50x

                         (c) Interest Coverage Ratio shall be a minimum of the following:

                              1998           2.00x
                              1999           2.50x
                              2000           3.00x
                              2001           3.00x
                              2002           3.00x
                              2003+          3.00x

                         (d) Maximum Contingent Obligation to Operating Cash Flow Ratio: not to be greater than 1.0:1.0.

                         Note: Financial terms will be defined substantially as in the Existing Credit Agreement.

EVENTS OF DEFAULT:       Customary for the type of transaction proposed and
                         others to be reasonably specified by the Agent including, without limitation, nonpayment of principal, interest or other fees when due, breach of representations, warranties or convenants, breach of other material agreements, material undischarged judgments or fines, ERISA, bankruptcy or insolvency, change of control, and cross default to other indebtedness of the Borrower and any of its subsidiaries (subject in certain cases to notice, grace and cure provisions to be determined).

ASSIGNMENTS AND
PARTICIPATIONS:          The Borrower may not assign its rights or obligations
                         under the Credit Facilities without prior written consent of the Lendors. The Lendors shall be permitted to assign and participate Loans, Letters of Credit and Commitments, provided that each assignment and participation shall be in minimum principal amounts of $5,000,000. Assignments shall be subject to certain other conditions, including approval of the Borrower (other than assignments to other Lenders, affiliates of a Federal Reserve Bank or if the Borrower is in default), such approval not to be unreasonably withheld.

REQUIRED LENDERS:        66-2/3%

EXPENSES:                The Borrower shall pay (and shall indemnify the Agent
                         for) all of the Agent's fees and other out-of-pocket expenses (including reasonable legal and other out-of-pocket expenses of the Agent's counsel, and the reasonable fees and out-of-pocket expenses of any local counsel retained by them following consultation with the Borrower and the fees and out-of-pocket expenses of an environmental consultant) arising out of or in connection with the Credit Facilities and the syndication thereof, the Commitment Letter, this Term
                         Sheet or the credit documentation, including any such fees and expenses which may arise from or in connection with any action, suit or proceeding (whether or not an indemnified party is a party or is subject thereto).

INDEMNIFICATION:         The Borrower will indemnify, defend, and hold the
                         Lenders and their shareholders, directors, officers, employees and agents harmless from and against all costs, liability and expense (including interest, penalties, attorneys' fees and amounts paid in settlement) to which any of them may become subject arising out of or based upon the Credit Facilities. The
                         Credit Agreement will also contain standard indemnities in respect of environmental matters.

GOVERNING LAW:           Laws of the State of New York.

WAIVER OF JURY TRIAL:    To be included in the Credit Agreement.

[TD SECURITIES LETTERHEAD]





Laidlaw Environmental Services, Inc.
LESI, Inc.
1301 Gervais Street
Columbia, South Carolina 29211

Attention: Mr. Kenneth W. Winger
           President and Chief Executive Officer

Dear Sirs:

Please be advised that TD Securities (USA), Inc. has successfully completed the initial syndication of $400,000,000 of the senior secured credit facilities in accordance with the Commitment Letter dated October 31, 1997. Laidlaw Environmental Services, Inc. and LESI, Inc. now have available to them the $1,800,000,000 necessary to go forward with the intended Acquisition.

If you require any further detail, please feel free to contact me.

Yours truly,


/s/ Wade C. Jacobson
Wade C. Jacobson
Managing Director